

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2011

Mr. Steven B. Ratoff
Chairman, President and Chief Executive Officer
NovaDel Pharma, Inc.
1200 Route 22 East, Suite 2000
Bridgewater, NJ 08807

> **Re: NovaDel Pharma, Inc.**
> **Post-Effective Amendment to Registration Statement on Form S-1**
> **Filed April 4, 2011**
> **File No. 333-170066**

Dear Mr. Ratoff:

We have limited our review of the above referenced registration statement to the issues identified in this letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment to Registration Statement on Form S-1

1. We note that the shares of common stock underlying the Series A and C warrants were not registered in your original Registration Statement on Form S-1 which went effective on February 14, 2011. However, the Series A and C warrants are exercisable within one year. Please register in a new registration statement the shares underlying the Series A and C warrants. You may want to consider using Rule 429 to combine the shares registered on both registration statements as they are part of the same distribution.

2. The new registration statement should be filed after sufficient shares are authorized and you are able to file a legal opinion that does not assume that there are a sufficient number of shares authorized for the exercise of the Series A and C warrants.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rose Zukin at (202) 551-3239 or me at (202) 551-3710 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Emilio Ragosa, Esq.
        Morgan, Lewis & Bockius, LLP
        502 Carnegie Center
        Princeton, NJ 08540